SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 16)1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                              Walt Anderson
                          c/o Gold & Appel, S.A.
             1023 31st Street, 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              December 11, 1999
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 5 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T 10-6                               Page 2 of 5 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,057,634
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       0
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,057,634 Shares of Common Stock (excludes 1,208,137 Shares subject to Put Agreements to purchase Common Stock)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           38.93%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
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

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T 10-6                              Page 3 of 5 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,057,434
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       3,057,434
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,057,434 Shares of Common Stock (excludes 1,208,137 Shares subject to Put Agreement to purchase Common Stock)
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           38.93%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
-----------------------------------------------------------------------------
This Amendment No. 16 to Schedule 13D filed by Revision LLC, a
Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14") and Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is supplemented as follows:

     Under a Put Agreement dated as of September 21, 1999 between Mr. Anderson, Warren Feldman ("Mr. W. Feldman"), Solomon Feldman ("Mr. S. Feldman") and Revision, which Put Agreement was filed as Exhibit 7.2 to Amendment No. 15 (the "Feldman Put Agreement"), Mr. W. Feldman, Mr. S. Feldman and their permitted designees have the right, but not the obligation (the "Put Option"), to sell and deliver up to 1,103,817 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Put Option at any time during the period beginning on December 11, 1999 and ending at 5:00 p.m. on February 10, 2000. Neither Revision nor Mr. Anderson have any right to require any of the Common Shares subject to the Feldman Put Agreement to be sold.

     Certain terms of the Put Agreement were modified by Amendment No. 1 dated as of December 11, 1999, a copy of which is filed herewith as Exhibit 7.2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     Except for the Power-of-Attorney, the Joint Filing Agreement attached to this Statement as Exhibit 7.1, the Feldman Put Agreement, the Genet Put Agreement (as described in Amendment No. 15 and filed as Exhibit 7.3 thereto) and Amendment No. 1 to the Feldman Put Agreement described in Item 3 above and filed herewith as Exhibit 7.2, neither Revision nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Revision or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 15 to Schedule 13D.

     Exhibit 7.2 Amendment No. 1 to Put Agreement dated as of September 21, 1999 between Mr. Anderson, Mr. W. Feldman, Mr. S. Feldman and Revision dated December 11, 1999.






                               Page 4 of 5
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                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 to Schedule 13D is true, complete and correct.

Date:     December 20, 1999

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                       /s/ Walt Anderson
                                      --------------------------------------
                                            Walt Anderson


























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